UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RLJ Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74965F104
(CUSIP Number)

JH Evergreen Management, LLC
451 Jackson Street
San Francisco, CA 94111 (415) 364-0300
Attn: Todd Forrest

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2015

(Date of Event which Requires Filing of this Statement)

---

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JH EVERGREEN MANAGEMENT, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒	
3	SEC USE ONLY		
4	SOURCE OF FUNDS* OO (see Item 3)		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,891,652	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 11,891,652	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,891,652		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.3% (see Item 5(a) below)		
14	TYPE OF REPORTING PERSON IA		

41907035v.2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JH Partners Evergreen Fund, L.P.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	
		(b) ☒	
3	SEC USE ONLY		
4	SOURCE OF FUNDS* OO (see Item 3)		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 　　☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,932,606	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 8,932,606	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,932,606		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 　　☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 44.0% (see Item 5(a) below)		
14	TYPE OF REPORTING PERSON IA		

41907035v.2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JH Investment Partners III,, L.P.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS* OO (see Item 3)		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,208,099	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 1,208,099	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,208,099		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 8.7% (see Item 5(a) below)		
14	TYPE OF REPORTING PERSON IA		

CUSIP No. 74965F104	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JH Investment Partners GP Fund III, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO (see Item 3)		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 555,138	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 555,138	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 555,138		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (see Item 5(a) below)		
14	TYPE OF REPORTING PERSON IA		

41907035v.2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Forrestal, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY		
4	SOURCE OF FUNDS* OO (see Item 3)		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,195,809	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 1,195,809	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,195,809		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (see Item 5(a) below)		
14	TYPE OF REPORTING PERSON HC		

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Hansen		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒	
3	SEC USE ONLY		
4	SOURCE OF FUNDS* OO (see Item 3)		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,891,652	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 11,891,652	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,891,652		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.3% (see Item 5(a) below)		
14	TYPE OF REPORTING PERSON IN		

ITEM 1.　　SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of RLJ Entertainment, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland, 20910.

ITEM 2.　　IDENTITY AND BACKGROUND

(a), (f)This statement is being filed by JH Evergreen Management, LLC, a Delaware limited liability company ("JH Evergreen Management"), JH Partners Evergreen Fund, L.P., a Delaware limited partnership ("JH Evergreen"), JH Investment Partners III, LP, a Delaware limited partnership ("JHIP III"), JH Investment Partners GP Fund III, LLC, a Delaware limited liability company ("JHIP GP III"), Forrestal, LLC, a Delaware limited liability company ("Forrestal"), and Mr. John C. Hansen, a United States citizen ("Mr. Hansen"). JH Evergreen Management, JH Evergreen, JHIP III, JHIP GP III, Forrestal and Mr. Hansen (collectively, the "Reporting Persons") are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons. Mr. Hansen is the Managing Member of JH Evergreen Management. JH Evergreen Management is the sole general partner of JH Evergreen and JHIP III and is the sole manager of JHIP GP III and Forrestal. The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, or otherwise, is the beneficial owner of any shares of the Common Stock. The Reporting Persons have entered into a joint filing agreement, dated as of June 8, 2015, a copy of which is filed herewith as Exhibit 99.1.

(b)　　The address of each of the Reporting Persons is 451 Jackson St, San Francisco, CA 94111.

(c)　　The principal business of each of JH Evergreen, JHIP III, JHIP GP III and Forrestal is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of JH Evergreen Management is to be the sole general partner of JH Evergreen and JHIP III and to be the sole manager of JHIP GP III and Forrestal. The principal occupation of Mr. Hansen is to act as Managing Member of JH Evergreen Management and as managing member of entities acting as general partner or manager of certain other affiliated funds.

(d)-(e)　None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.　　SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 3, 2012, pursuant to the Agreement and Plan of Merger, dated as of April 2, 2012 (the "Merger Agreement"), by and among the Issuer, RLJ Acquisition, Inc., Acorn Media Group, Inc., Image Entertainment, Inc. ("Image"), Image/Madacy Home Entertainment, LLC, RLJ Merger Sub I, Inc. and RLJ Merger Sub II, Inc. ("Image Sub"), Image Sub was merged with and into Image and Image became a wholly owned subsidiary of the Issuer (the "Merger"). Upon completion of the Merger, the Reporting Persons received 0.00972 shares of the Issuer's common stock for each share of Image common stock held by them. Immediately prior to the consummation of the Merger, and pursuant to the Preferred Stock Purchase Agreement, dated as of April 2, 2012 and amended by Amendment No. 1 to Preferred Stock Purchase Agreement, dated as of October 3, 2012 (the "Preferred Stock Purchase

41907035v.2

Agreement"), by and among the Issuer, RLJ Acquisition, Inc. and the holders of Image's Series B Cumulative Preferred Stock (the "Preferred Stock"), such holders sold all of the outstanding shares of Preferred Stock to RLJ Acquisition, Inc. for cash, unsecured subordinated promissory notes, shares of the Issuer's common stock and warrants to purchase shares of the Issuer's common stock at an exercise price of $12 per share.

On May 14, 2015, the JH Evergreen, JHIP III, JHIP GP III and Forrestal (the "JH Investors") and the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") pursuant to which the JH Investors agreed to convert an aggregate of $7,479,432 of subordinated notes of the Issuer held by them into an aggregate of 7,479.432 shares of Series B-1 Convertible Preferred Stock (convertible into 7,479,432 shares of common stock)and warrants to purchase an aggregate of 2,243,830 shares of common stock at an exercise price of $1.50 per share.

ITEM 4.   PURPOSE OF TRANSACTION

The Reporting Persons acquired the securities for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional securities, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the securities, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, members of the Issuer's management team, members of the Board of Directors of the Issuer, shareholders, investors, existing or potential strategic partners, potential acquirers or competitors, financing sources, financial and other similar advisers, industry analysts, and/or other third parties regarding the Issuer, including, but not limited to, exploring alternatives for enhancing shareholder value.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

The Reporting Persons are deemed to have voting and dispositive power over 11,891,652 shares, which equates approximately to 52.23% of the total shares of common stock, based on 12,895,772 outstanding shares of common stock and assuming full conversion of the Series B-1 Convertible Preferred Stock and full exercise of the warrants held by the Reporting Persons.

JH Evergreen Management beneficially owns 11,891,652 shares of common stock, including 7,479,432 shares issuable upon conversion of 7,479.432 shares of Series B-1 Convertible Preferred Stock, 2,243,830 shares issuable upon exercise of warrants with an exercise price of $1.50 per share and 134,114 shares issuable upon exercise of warrants with an exercise price of $12 per share. JH Evergreen Management disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. JH Evergreen beneficially owns 8,932,606 shares of common stock, including 5,618,282 shares issuable upon conversion of 5,618.282 shares of Series B-1 Convertible Preferred Stock, 1,685,485 shares issuable upon exercise of warrants with an exercise price of $1.50 per share and 100,742 shares issuable upon exercise of warrants with an exercise price of $12 per share. JHIP III beneficially owns 1,208,099 shares of common stock, including 759,854 shares issuable upon conversion of 759.854 shares of Series B-1 Convertible Preferred Stock, 227,956 shares issuable upon exercise of warrants with an exercise price of $1.50 per share and 13,625 shares issuable upon exercise of warrants with an exercise price of $12 per share. JHIP GP III beneficially owns 555,138 shares of common stock, including 349,175 shares issuable upon conversion of 349.175 shares of Series B-1 Convertible Preferred Stock, 104,753 shares issuable upon exercise of warrants with an exercise price of $1.50 per share and 6,261 shares issuable upon exercise of warrants with an exercise price of $12 per share. Forrestal beneficially owns 1,195,809 shares of common stock, including 752,121 shares issuable upon conversion of 752.121 shares of Series B-1 Convertible Preferred Stock, 225,636 shares issuable upon exercise of warrants with an exercise price of $1.50 per share and 13,486 shares issuable upon exercise of warrants with an exercise price of $12 per share. Mr. Hansen beneficially owns 11,891,652 shares of common stock, including 7,479,432 shares issuable upon conversion of 7,479.432 shares of Series B-1 Convertible Preferred Stock, 2,243,830 shares issuable upon exercise of warrants with an exercise price of $1.50 per share and 134,114 shares issuable upon exercise of warrants with an exercise price of $12 per share. Mr. Hansen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Each of the Reporting Persons has sole voting and dispositive power with respect to the shares it beneficially owns.

On May 14, 2015, the JH Investors and the Issuer entered into the Purchase Agreement pursuant to which the JH Investors agreed to convert an aggregate of $7,479,432 of subordinated notes of the Issuer held by them into an aggregate of 7,479.432 shares of Series B-1 Convertible Preferred Stock (convertible into 7,479,432 shares of common stock)and warrants to purchase an aggregate of 2,243,830 shares of common stock at an exercise price of $1.50 per share.

ITEM 6.   **CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER**

Not applicable.

ITEM 7.   **MATERIAL TO BE FILED AS EXHIBITS**

The following documents are filed as exhibits:

EXHIBITS

99.1   Joint Filing Agreement, among (i) JH Evergreen Management, a Delaware limited liability company; (ii) JH Partners Evergreen Fund, L.P., a Delaware limited partnership (or JH Evergreen); (iii) JH Investment Partners III, LP, A Delaware limited partnership (or JHIP III); (iv) JH Investment Partners GP Fund III, LLC, a Delaware limited liability company (or JHIP GP III); (v) Forrestal, LLC, a Delaware limited liability company (or Forrestal); and (vi) John C. Hansen.

41907035v.2

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2015

JH EVERGREEN MANAGEMENT, LLC

By:/s/ TODD FORREST
Name: Todd Forrest
Title: Managing Member and Chief Financial Officer

JH Partners EVERGREEN FUND, L.P.

   By: JH Evergreen Management, LLC
   Its: General Partner

   By:/s/ TODD FORREST
   Name: Todd Forrest
   Title: Managing Member and Chief Financial Officer

JH INVESTMENT PARTNERS III, L.P.

   By: JH Evergreen Management, LLC
   Its: General Partner

   By:/s/ TODD FORREST
   Name: Todd Forrest
   Title: Managing Member and Chief Financial Officer

   JH INVESTMENT PARTNERS GP FUND III, LLC

   By: JH Evergreen Management, LLC
   Its: Manager

   By:/s/ TODD FORREST
   Name: Todd Forrest
   Title: Managing Member and Chief Financial Officer

Forrestal, LLC

By: JH Evergreen Management, LLC

41907035v.2

Its: Manager

By:/s/ TODD FORREST
Name: Todd Forrest
Title: Managing Member and Chief Financial Officer

JOHN C. HANSEN

/s/ JOHN C. HANSEN
John C. Hansen

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of RLJ Entertainment, Inc., and further agree that this Agreement shall be included as an exhibit to such joint filings.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement as of this June 8, 2015.

JH EVERGREEN MANAGEMENT, LLC

By: /s/ TODD FORREST
Name: Todd Forrest
Title: Managing Member and Chief Financial Officer

JH PARTNERS EVERGREEN FUND, L.P.

By: JH Evergreen Management, LLC
Its: General Partner

By: /s/ TODD FORREST
Name: Todd Forrest
Title: Managing Member and Chief Financial Officer

JH INVESTMENT PARTNERS III, L.P.

By: JH Evergreen Management, LLC
Its: General Partner

By: /s/ TODD FORREST
Name: Todd Forrest
Title: Managing Member and Chief Financial Officer

JH INVESTMENT PARTNERS GP FUND III, LLC

By: JH Evergreen Management, LLC
Its: Manager

By: /s/ TODD FORREST
Name: Todd Forrest
Title: Managing Member and Chief Financial Officer

FORRESTAL, LLC

By: JH Evergreen Management, LLC
Its: Manager

By:/s/ TODD FORREST
Name: Todd Forrest
Title: Managing Member and Chief Financial Officer

JOHN C. HANSEN

/s/ JOHN C. HANSEN
John C. Hansen